JL Chandler Enterprises, LLC.

Assets

Current assets:	2020	Apr. 2021
Bank of America Checking Acct	179,752.00	127,768.00
Investments	-	-
Inventories	-	-
Accounts receivable	-	-
Pre-paid expenses	-	-
Other	-	-
Total current assets	**179,752.00**	**127,768.00**

Fixed assets:	Previous Year	Current Year
Washers & Dryers		
Leasehold improvements	-	-
Equity and other investments	-	-
Less accumulated depreciation	-	-
Total fixed assets	**-**	**-**

Other assets:	Previous Year	Current Year
Goodwill	-	
Total other assets	**-**	**-**

Total assets	**179,752.00**	**127,768.00**

Liabilities and owner's equity

Current liabilities:	Previous Year	Current Year
Accounts payable	-	-
Accrued wages	-	-
Accrued compensation	-	-
Income taxes payable	-	34,590.00
Chase Credit Card		-
BofA Credit Card		-
Total current liabilities	**-**	**34,590.00**

Long-term liabilities:	Previous Year	Current Year
People Fund Loan		
Total long-term liabilities	**-**	**-**

Owner's equity:	Previous Year	Current Year
Owner's Capital	(102,301.00)	113,115.00
Net Income	282,053.00	(19,937.00)
Total owner's equity	**179,752.00**	**93,178.00**

Total liabilities and owner's equity	**179,752.00**	**127,768.00**

Balance	-	-